SCHEDULE 13G
Amendment No. 7
Ingram Micro Inc.

Class A Common Stock $.01 Par Value

Cusip #:  457-153-10-4

Item 1:   Reporting Person - Tiger
Management L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   -0-
Item 7:   -0-
Item 8:   -0-
Item 9:   -0-
Item 11:   0%
Item 12:  IA

Cusip #:  457-153-10-4
Item 1:   Reporting Person - Tiger
Performance L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   -0-
Item 7:   -0-
Item 8:   -0-
Item 9:   -0-
Item 11    0%
Item 12:  IA

Cusip #:  457-153-10-4
Item 1:   Reporting Person - Julian H.
Robertson, Jr.
Item 4:   U.S.
Item 5:   -0-
Item 6:   -0-
Item 7:   -0-
Item 8:   -0-
Item 9:   -0-
Item 11:   0%
Item 12:  IN

Item 1 (a).  Ingram Micro Inc.

Item 1 (b). 1600 E. St. Andrew
Place, Santa Ana, California 92705

Item 2 (a).  This statement is
filed on behalf of Tiger Management
L.L.C. ("TMLLC")and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.

Item 2 (b).  The address of each
reporting person is 101 Park
Avenue, New York, NY 10178.

Item 2 (c). Incorporated by
reference to item (4) of the cover
page pertaining to each reporting
person.

Item 2 (d).  Class A Common Stock
$.01 par value.

Item 2 (e).  Cusip #: 457-153-10-4

Item 3. TMLLC and TPLLC
are investment advisers registered
under Section 203 of the Investment
Advisers Act of 1940.

Item 4.  Ownership is
incorporated by reference to items
(5)-(9) and (11) of the cover page
pertaining to each reporting
person.

Item 5. The reporting persons have ceased to be the beneficial owners of more than five percent of the class as of 12/31/99.

Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.  By signing below, I
certify that, to the best of my
Knowledge and belief, the
securities referred to above were
acquired in the ordinary course of
business and were not acquired for
the purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not acquired in
connection with or as a participant
in any transaction having such
purpose or effect. After reasonable
inquiry and to the best of my
knowledge and belief, I certify
that the information set forth in
this statement is true, complete
and correct.

February 14, 2000

TIGER MANAGEMENT L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney dated
1/11/00 On File with Schedule 13GA No. 3
for Bowater Incorporated 2/14/00,
Attached Exhibit

AGREEMENT
The undersigned agree that this
Amendment No. 7 to Schedule 13G
dated February 14, 2000 relating to
shares of Class A common stock of
Ingram Micro Inc. shall be filed on
behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney dated 1/11/00 On
File with
Schedule 13GA No. 3 for Bowater
Incorporated 2/14/00, Attached Exhibit